Consent of Independent Auditor

We hereby consent to the inclusion in the Registration Statement on Form 40-F of Burcon NutraScience Corporation of our report dated June 29, 2020, relating to the consolidated financial statements of Burcon NutraScience Corporation, which appears in Exhibit 99.6 of this Registration Statement.  We also consent to the references to us under the heading “Interest of Experts” in the Annual Information Form for the year ended March 31, 2020, which appears in Exhibit 99-10 of this Registration Statement.

Chartered Professional Accountants
Vancouver, British Columbia, Canada
May 14, 2021

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Vancouver, BC, Canada V6C 2S7
T: +1 604 806 7000, F: +1 604 806 7208, www.pwc.com/ca

PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.